Exhibit 21.1

GAIAM, INC.

SUBSIDIARIES

Subsidiaries	State or Country of Incorporation or Registration
Conscious Media, Inc.	State of Colorado
Gaiam Americas, Inc.	State of Colorado
Gaiam International B.V. (1)	The Netherlands
Gaiam International C.V. (2)	The Netherlands
Gaiam PTY (4)	Australia
Gaiam Travel, Inc.	State of Colorado
My Yoga Online ULC. (5)	British Columbia
Natural Habitat, Inc. (3)	State of Colorado
Gaia, Inc.	State of Colorado

All subsidiaries are 100% owned by Gaiam, Inc. except as noted:

(1)	100% owned by Gaiam International CV
(2)	100% owned by Gaiam Americas, Inc.
(3)	51.4% owned by Gaiam Travel, Inc.
(4)	50.01% owned by Gaiam International BV
(5)	100% owned by Gaia, Inc.

This list omits subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.